

September 3, 2010

Gus Rahim
Chief Financial Officer
Cellteck, Inc.
417 Exeter Road
London, ON N6E 2Z3 Canada

      Re: Cellteck, Inc.
           Form 10-K/A for the fiscal year ended December 31, 2009
           Forms 10-Q for Fiscal Quarters Ended March 31, 2010
            and June 30, 2010
           File No. 000-53246

Dear Mr. Rahim:

We have reviewed your filing and correspondence dated August 26, 2010 and have the following comments.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the fiscal year ended December 31, 2009

1.   We note that you have filed an amendment to your Form 10-K to revise the financial statements and disclosures about controls and procedures. However, the disclosure in the Form 10-K/A does not describe the changes in the amended filing. Please revise your filing to address the following:

- Provide a summary at the beginning of the filing summarizing the changes in the amendment;
- Provide a financial statement footnote that discusses the nature of the corrections to the financial statements and the periods and line items affected. Please refer to FASB ASC 250-10-50-7.

- Mark the appropriate periods in the Statement of Changes in Stockholders'
  Equity- (deficiency) and the Statement of Cash Flows as "restated."
- Please have your auditors' tell us how they concluded that their audit report
  should not include an explanatory paragraph referring to the revisions to the
  financial statements.

Item 8. Financial Statements

Statement of Changes in Stockholders' Equity - (deficiency), page F-5

2.   We re-issue our previous comment 2. Please tell us why you continue to present a
        statement of stockholders' equity for the December 2007 year-end. Also, please
        have your auditor tell us how the statement of stockholders' equity for the
        December 2007 year-end is considered in their audit report appearing on page F-
        2. Please note that under Article 2 of Regulation S-X each financial statement
        presented must be covered by the audit report.

Exhibits 31.1 and 31.2

3.   We re-issue our previous comment 7. The Sarbanes-Oxley Section 302
        certifications presented in the Form 10-K/A filed on August 26, 2010 continue to
        omit the language in the introduction to paragraph 4 that refers to internal control
        over financial reporting. Please file an amendment to the Form 10-K that includes
        corrected certifications exactly as specified in Item 601(b)(31)(i) of Regulation S-
        K.

Form 10-Q for fiscal quarter ended March 31, 2010

Item 1. Financial Statements

Note 5. Subsequent Events, page 9

4.   We re-issue prior comment 9. Please tell us whether you have filed in EDGAR a
        certification of designations for the preferred shares issued to the related party. If
        you have not done so, please file the appropriate exhibit in EDGAR. Refer to
        Item 601 of Regulation S-K.

5.   Please tell us how you evaluated the requirements of Form 8-K in assessing
        whether you should file a Form 8-K describing the issuance of the preferred
        shares and change in control of your company as referred to in your response to
        prior comment 8. Please provide any required Form 8-K or explain why no Form
        8-K is required under the applicable instructions to the Form.

Form 10-Q for fiscal quarter ended June 30, 2010

Item 1. Financial Statements

Balance Sheet, page 4

6.   In future filings please disclose the amount due to related parties at each period
        end on the face of the financial statements or in the footnotes. Refer to FASB
        ASC 850-10-50.

Note 5. Issuance of Preferred Stock, page 9

7.   While we note your disclosure that the preferred shares issued in exchange for
        debt are convertible to common on a 2 for 1 ratio, future filings should also
        describe all other significant rights, privileges and terms of the preferred shares.
        Refer to FASB ASC 505-10-50.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 10

8.   We see the significant decreases in revenues for the three and six-month periods
        of 2010 and management's explanation that the decreases are "in part" related to a
        downturn in the economy. In future filings please provide a complete explanation
        of the underlying factors leading to material increases and decreases in revenues.
        Refer to Item 303 of Regulation S-K.

9.   Please tell us the reasons for the significant increase in your operating expenses
        for the three and six months ended June 30, 2010. Future filings should present a
        complete explanation of the underlying causes of significant changes in your
        operating costs.

        You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-
3605 if you have questions regarding comments on the financial statements and related
matters. Please contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with
any other questions.

                                                Sincerely,

                                                Brian Cascio
                                                Accounting Branch Chief